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                  SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, D.C. 20549

                     ----------------------------

                             SCHEDULE 14D-1
                         TENDER OFFER STATEMENT
    PURSUANT TO SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                      ---------------------------

                   KRUPP REALTY LIMITED PARTNERSHIP-V
                       (NAME OF SUBJECT COMPANY)

                  ERP OPERATING LIMITED PARTNERSHIP
                               (BIDDER)

           UNITS OF  INVESTOR LIMITED PARTNERSHIP INTEREST
                   (TITLE OF CLASS OF SECURITIES)

                              501128 30 0
                 (CUSIP NUMBER OF CLASS OF SECURITIES)
                     ----------------------------
                               COPY TO:

    BRUCE C. STROHM, ESQ.                      DON S. HERSHMAN, ESQ.
EQUITY RESIDENTIAL PROPERTIES TRUST                HOLLEB & COFF
   TWO NORTH RIVERSIDE PLAZA                   55 EAST MONROE STREET
    CHICAGO, ILLINOIS 60606                   CHICAGO, ILLINOIS 60606
        (312) 474-1300                            (312) 807-4600


      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
      TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)

                        CALCULATION OF FILING FEE

Transaction Valuation*                            Amount of Filing Fee
    $15,919,200                                        $3,183.84

* For purposes of calculating the filing fee only. Assumes the purchase of 23,584 Units at a purchase price equal to $675 per Unit in cash.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    Amount Previously Paid:                Filing Party:

    Form or Registration Number:           Date Filed:


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CUSIP NO.   501128 30 0                             PAGE 2 OF 6
                                 14D-1
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1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     ERP OPERATING LIMITED PARTNERSHIP: 36-3894853

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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
                                                                  (a)   [___]
                                                                  (b)   [___]

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3.   SEC USE ONLY

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4.   SOURCES OF FUNDS (SEE INSTRUCTIONS):
     WC

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5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(e) OR 2(f):                                                [___]

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6.   CITIZENSHIP OR PLACE OF ORGANIZATION:
     Illinois

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7.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     0

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8.   CHECK IF THE AGGREGATE IN ROW (7) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                 [___]

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9.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7):
     0

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10.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):
     PN

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                                                              PAGE 3 OF 6
ITEM 1. SECURITY AND SUBJECT COMPANY.

     (a) This Schedule relates to Units of Investor Limited Partnership Interest (the "Units") in KRUPP REALTY LIMITED PARNTERSHIP-V, a
Massachusetts limited partnership (the "Issuer"), the subject company. The address of the Issuer's principal executive offices is 470 Atlantic Avenue, Boston, Massachusetts 02210.

     (b) This Schedule relates to the offer by ERP OPERATING LIMITED PARTNERSHIP (the "Purchaser") to purchase, in cash, up to 23,584 Units at a purchase price equal to $675 per Unit, less the amount of any distributions declared or made with respect to the Units between November 23, 1999 and January 12, 2000 or such other date to which this Offer may be extended (the "Expiration Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") dated November 23, 1999 (the "Offer Date"), and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. The Issuer had 35,200 Units issued and outstanding held by approximately 2,100 holders of Units (the "Unitholders") as of December 31, 1998, according to its Annual Report on Form 10-K for the year ended December 31, 1998.

     (c) The information set forth under the captions
"Introduction--Establishment of the Offer Price," "Effects of the Offer" and "Background and Reasons for the Offer" in the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

     (a)-(d) This Schedule is being filed by the Purchaser, an Illinois limited partnership. The principal business of the Purchaser is the ownership, acquisition, development, expansion and management of multi-family apartment properties. The information set forth in "Introduction,"
"Certain Information Concerning the Purchaser" and in Schedule I is incorporated herein by reference.

     (e)-(g) The information set forth in "Certain Information Concerning the Purchaser" and Schedule I is incorporated herein by reference. During the last five years, neither the Purchaser nor, to the best of the knowledge of the Purchaser, any person named on Schedule I nor any affiliate of the Purchaser, including its general partner: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, Federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a)-(b) The information set forth in "Certain Information Concerning the Purchaser" in the Offer to Purchase regarding information concerning purchases of Units by the Purchaser or one of its affiliates is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) The information set forth under the caption "Source of Funds" in the Offer to Purchase is incorporated herein by reference.

     (b)-(c) Not Applicable.

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                                                             PAGE 4 OF 6

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a)-(g) The information set forth under the caption "Future Plans" in the Offer to Purchase is incorporated herein by reference. Other than as set forth therein, the Purchaser has no plans or proposals that would relate to or would result in any of the transactions, changes or other results described in Items 5(a) through (g) of Schedule 14D-1.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a)-(b) The information set forth in "Certain Information Concerning the Purchaser" in the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in "Certain Information Concerning the Purchaser" in the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in "Fees and Expenses" in the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     The information set forth under the caption "Certain Information Concerning the Purchaser" in the Offer to Purchase is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

     (a) None.

     (b)-(c) The information set forth in "Certain Legal Matters" in the Offer to Purchase is incorporated herein by reference.

     (d)-(e) None.

     (f) Reference is hereby made to the Offer to Purchase and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, and which are incorporated herein in their entirety by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

     (a)(1) Offer to Purchase, dated November 23, 1999.

     (a)(2) Letter of Transmittal and related instructions, dated
            November 23, 1999.

     (a)(3) Form of Letter to Unitholders, dated November 23, 1999.

     (b)-(f) Not Applicable.


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                                                                 PAGE 5 OF 6

                                     SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: November 23, 1999

                                   ERP OPERATING LIMITED PARTNERSHIP

                                   By:   EQUITY RESIDENTIAL PROPERTIES TRUST,
                                          GENERAL PARTNER


                                   By:   /s/ Bruce C. Strohm
                                        ----------------------------
                                         EXECUTIVE VICE PRESIDENT,
                                   Its:    GENERAL COUNSEL
                                        ----------------------------

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                                                             PAGE 6 OF 6

                                 EXHIBIT INDEX

EXHIBIT   DESCRIPTION
-------   ------------
(a)(1)    Offer to Purchase, dated November 23, 1999.
(a)(2)    Letter of Transmittal and related instructions, dated
          November 23, 1999.
(a)(3)    Form of Letter to Unitholders, dated November 23, 1999.
(b)-(f)   Not Applicable.